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                                                                       Exhibit 1

ARTICLE 5. CAPITAL STOCK
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Capital stock is eighty six million two hundred forty four thousand nine hundred thirty five euros (Euro 86,244,935.00), represented by twenty eight million seven hundred thousand (28,700,000) shares of three euros and zero zero point five zero five euro cents (3.00505 euros) par value each, integrated into one class and series only and numbered consecutively from one (1) to twenty eight million seven hundred thousand (28,700,000) inclusive.

All such shares shall confer equal rights and shall be represented by registered share certificates, which may be issued as multiple certificates, although shareholders will be entitled, at any moment, to demand their individualization.

Capital stock is fully subscribed and one hundred percent (100%) paid in.